Exhibit T3A-9

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:54 PM 12/03/2010.
FILED 04:54 PM 12/03/2010
SRV 101148341 — 4145259 FILE

CERTIFICATE OF FORMATION

OF

DATALOG ACQUISITION, LLC

First: The name of the limited liability company is Datalog Acquisition, LLC.

Second: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Datalog Acquisition, LLC this 3rd day of December, 2010.

The effective date of the Certificate of Formation shall be December 3, 2010 at 7:30 pm Eastern Standard Time.

By:	/s/ Pam Davis
Pam Davis
Authorized Person